SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

 STAR BANC CORPORATION, FORMERLY KNOWN AS FIRST NATIONAL CINCINNATI CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                         0855083101 (formerly 335562104)
                                 (CUSIP Number)


                               Donald J. Wuebbling
                                  400 Broadway
                              Cincinnati, OH 45202
                                 (513) 629-1469
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following page(s)

-----------------------                               ------------------------
CUSIP No. 0855083101                  13D                Page  2  of  7  Pages
                                                              ---    ---
-----------------------                               ------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WASLIC COMPANY II (Waslic)
     IRS Employer Identification No. 52-1549279
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                                (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC and OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)             [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Waslic is a Delaware corporation
--------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

      SHARES                            Waslic - 5,147,028
                               -------------------------------------------------
    BENEFICIALLY               8        SHARED VOTING POWER

     OWNED BY                           None
                               -------------------------------------------------
       EACH                    9        SOLE DISPOSITIVE POWER

     REPORTING                          Waslic - 5,147,028
                               -------------------------------------------------
      PERSON                   10       SHARED DISPOSITIVE POWER

       WITH                                 None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,640,415
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.17%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                ------------------------
CUSIP No. 0855083101                  13D                Page  3  of  7  Pages
                                                              ---    ---
----------------------                                ------------------------

--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY (Western-Southern)
     IRS Employer Identification No. 31-0487145
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]

                                                                      (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)             [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The Western and Southern Life Insurance Company is an Ohio mutual life insurance company.
--------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

      SHARES                            Western-Southern - 2,489,187
                               -------------------------------------------------
    BENEFICIALLY               8        SHARED VOTING POWER

     OWNED BY                           4,200
                               -------------------------------------------------
       EACH                    9        SOLE DISPOSITIVE POWER

     REPORTING                          Western-Southern - 2,489,187
                               -------------------------------------------------
      PERSON                   10       SHARED DISPOSITIVE POWER

       WITH                             4,200
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,640,415
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.17%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer

Item 1 is supplemented and amended to read in its entirety as follows:

     This  Amendment No. 4 amends and  supplements  Western-Southern's  original
Schedule 13D filed on January 14, 1988, as amended by Amendment No. 1 filed on August 23, 1989, Amendment No. 2 filed on September 27, 1989 and Amendment No. 3 filed on June 26, 1992, and relates to the Common Stock, par value $5.00 per share ("Star Banc Common Stock"), of Star Banc Corporation, an Ohio corporation, (the "Issuer"). The address of the principal executive offices of the Issuer is 425 Walnut Street, Cincinnati, Ohio 45201.

Item 2.    Identity and Background

Item 2 is supplemented and amended to read in its entirety as follows:

    (a), (b) and (c) This statement is being filed by Waslic Company II, a Delaware corporation ("Waslic"), the principal business and offices of which are located at 802 West Street, Wilmington, Delaware 19801 and by The Western and Southern Life Insurance Company ("Western-Southern"), an Ohio mutual life insurance company, the principal business and offices of which are located at 400 Broadway, Cincinnati, Ohio 45202. Waslic is a wholly owned subsidiary of Western-Southern, a mutual life insurance company organized in the state of Ohio in 1888. Waslic is not an operating company. Its sole activity is to make investments. Western-Southern operates as a life insurance company and is licensed as such in 43 states and the District of Columbia. Funds to make new investments are obtained from earnings on existing investment portfolios and, in the case of Waslic, from infusions of capital from Western-Southern. Any further references to Western-Southern in this Schedule 13D will include Waslic unless the context indicates otherwise.

    A list of the names,  including  business  addresses  and present  principal
occupation   of  the   directors   and   executive   officers   of  Waslic   and
Western-Southern is attached hereto as Exhibit A.

    (d) During the last five years Western-Southern has not been, and to the best knowledge of Western-Southern none of the persons whose names are set forth in Exhibit A have been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years Western-Southern has not been, and to the best knowledge of Western-Southern none of the persons whose names are set forth in Exhibit A were, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)To the best knowledge of Western-Southern, all of the persons whose names are set forth in Exhibit A are citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is supplemented and amended to read in its entirety as follows:

    The acquisition by Waslic of the Star Banc Common Stock was financed with working capital and contributions of capital received from Waslic's parent, Western-Southern. The acquisition by Western-Southern was financed with working capital. None of the funds used by any entity were borrowed.

Item 4.    Purpose of Transaction

Item 4 is supplemented and amended to read in its entirety as follows:

    The Star Banc Common Stock was acquired in the ordinary course of Western-Southern's business. The purpose of Western-Southern's acquisition is to achieve investment returns and to this end Western-Southern may acquire additional Star Banc Common Stock or may dispose of all or a portion of the Star Banc Common Stock it now holds or may hereafter purchase. In that connection, Western-Southern may from time to time communicate to the Issuer and others its position regarding Issuer's business plans.

Item 5.    Interest in Securities of the Issuer

Item 5 is supplemented and amended to read in its entirety as follows:

     (a) Western-Southern beneficially owns in the aggregate 7,640,415 shares of Star Banc Common Stock. This position represents 7.17% of all of the Star Banc Common Stock outstanding.

    (b) Western-Southern (i) has sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of 7,636,215 shares of Star Banc common stock, including 204,780 shares held by Western-Southern Foundation, Inc. ("W-S Foundation"), which is controlled by Western-Southern and is organized exclusively for charitable, religious, educational, and scientific purposes, including, the making of distributions to organizations that qualify as exempt organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended and (ii) shares power to vote or to direct the vote as well as power to dispose of or direct the disposition of 4,200 shares of Star Banc common stock with Fort Washington Investment Advisors, Inc., an affiliated investment adviser that provides services to Western-Southern, W-S Foundation and certain other affiliated companies as well as third party institutional and individual clients.

    (c) No shares of Star Banc Common Stock have been purchased or otherwise acquired by Western-Southern during the past 60 days.

    (d)  Not applicable.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is supplemented and amended to read in its entirety as follows:

     Western-Southern has entered into a Master Securities Loan Agreement (the "Agreement") with MS Securities Services Inc. ("MS Securities"), a subsidiary of Morgan Stanley & Co. Incorporated, pursuant to which Western- Southern may, from time to time loan shares of common stock of the Company owned by Western-Southern, its subsidiaries, or controlled entities (the "Shares") to MS Securities. During any loan period, MS Securities will provide collateral to Western-Southern to secure its obligations under the loan. Under the terms of the Agreement, while any Shares are being loaned to MS Securities, MS Securities shall have all of the incidents of ownership of such Shares, including the right to transfer the loaned Shares to others. Furthermore, the Agreement provides that Western-Southern and its subsidiaries shall waive the right to vote, or provide any consent or similar action, with respect to any loaned Shares if the record date for the vote or action fall within a loan period for such Shares. Western-Southern and its subsidiaries continue to have the right to receive dividends and other distributions with respect to any loaned Shares. Western-Southern may terminate any loan by giving MS Securities one or three business days (depending on the nature of the collateral held by Western-Southern) prior written notice. Western-Southern may also enter into similar loan agreements with other broker-dealers in the future.

Item 7.  Material to be Filed as Exhibits

Item 7 is supplemented and amended to read in its entirety as follows:

     There are no written agreements, contracts, arrangements, understandings, plans or proposals by or between the persons named in Item 2 and any other person relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; or (2) the acquisition of control of the Issuer, liquidation, sale of assets, merger or any change in business or corporate structure or any other mater as disclosed in Item 4. The Master Securities Loan Agreement referenced in Item 6 is attached as Exhibit B.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                September 4, 1998


THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY

By: /s/ William F. Ledwin
    William F. Ledwin, Senior Vice President
    and Chief Investment Officer


WASLIC COMPANY II

By: /s/ Daniel F. Lindley
     Daniel F. Lindley, President

                                    Exhibit A
The  following  table  sets  forth  information   concerning  the  directors  of
Western-Southern:


    Name                       Principal Occupation                    Business Address

John F. Barrett                President and Chief Executive           *
                               Officer, Western-Southern

Donald A. Bliss                Formerly Chief Executive                10892 E. Fanfol Lane
                               Officer, Northwestern Bell              Scottsdale, Arizona  85259
                               and Vice President,
                               U.S. West Communications

James N. Clark                 Executive Vice President and            *
                               Secretary, Western-Southern

Lawrence C. Hawkins            Owner, The LCH Resource                 3909 Reading Road
                                                                       Cincinnati, Ohio  45229

Dr. J. Harold Kotte            Formerly President,                     *
                               Cardiology Associates of
                               Cincinnati

Carl A. Kroch                  Formerly Chairman,                      203 N. LaSalle Street, Suite
                               Kroch-Brentano Bookstores,              2128
                               Inc.                                    Chicago, Illinois  60601

Eugene P. Ruehlmann            Attorney, law firm of Vorys,            Suite 2100, Atrium Two
                               Sater, Seymour and Pease                221 E. 4th Street
                                                                       Cincinnati, Ohio  45202

Thomas L. Williams             President, North American               212 E. Third Street
                               Properties                              Suite 300
                                                                       Cincinnati, Ohio  45202

William J. Williams            Chairman of the Board,                  *
                               Western-Southern


*Business address is 400 Broadway, Cincinnati, Ohio  45202.


                                      - 1 -




The following table sets forth information concerning executive officers of Western-Southern.


    Name                       Principal Occupation                    Business Address

John F. Barrett                President and Chief Executive           *
                               Officer


James N. Clark                 Executive Vice President and            *
                               Secretary

Bryan C. Dunn                  Senior Vice President and               *
                               Chief Marketing Officer

Carroll R. Hutchinson          Senior Vice President                   *

William F. Ledwin              Senior Vice President and               *
                               Chief Investment Officer, and
                               President of Fort Washington
                               Investment Advisors, Inc.

Jill T. McGruder               Senior Vice President                   *

J. J. Miller                   Senior Vice President                   *

Nora E. Moushey                Senior Vice President and               *
                               Chief Actuary

Kenneth A. Palmer              Senior Vice President                   *

James M. Teeters               Senior Vice President                   *

Robert L. Walker               Senior Vice President and               *
                               Chief Financial Officer


William J. Williams            Chairman of the Board                   *




*Business address is 400 Broadway, Cincinnati, Ohio  45202.

                                      - 2 -




The following  table sets forth  information  concerning the directors of Waslic
Company II:


     Name                      Principal Occupation                    Business Address

Wilson J. C. Braun, Jr.        President, J.P. Morgan Trust            500 Stanton Christiana Road
                               Company of Delaware                     Newark, Delaware  19713

William F. Ledwin              Senior Vice President                   400 Broadway
                               and Chief Investment Officer,           Cincinnati, Ohio  45202
                               Western-Southern, and
                               President
                               of Fort Washington

Daniel F. Lindley              Attorney, law firm of                   1201 Market Street
                               Duane, Morris & Heckscher               Wilmington, Delaware 19801

Donald J. Wuebbling            Vice President and                      400 Broadway
                               General Counsel,                        Cincinnati, Ohio  45202
                               Western-Southern



The following table sets forth information concerning executive officers of Waslic Company II.


      Name                     Principal Occupation                    Business Address

Wilson J. C. Braun, Jr.        President, J.P. Morgan Trust            500 Stanton Christiana Road
Vice President and Treasurer   Company of Delaware                     Newark, Delaware  19713

David Hughes                   Associate, J.P. Morgan                  500 Stanton Christiana Road
Vice President and                                                     Newark, Delaware  19713
Assistant Secretary

Daniel F. Lindley              Attorney, law firm of                   1201 Market Street
President and Secretary        Duane, Morris & Heckscher               Wilmington, Delaware 19801

H. Christian Raymond           Vice President, J.P. Morgan             500 Stanton Christiana Road
Vice President and                                                     Newark, Delaware  19713
Assistant Secretary


                                      - 3 -







Norman J. Shuman               President of Belfint,                   200 West Ninth Street Plaza
Vice President                 Lyons & Shuman                          Wilmington, Delaware  19899





                                      - 4 -